SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

At Home Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04650Y100

(CUSIP Number)

May 13, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74735M108

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
ING Groep N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,330,633 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,330,633 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,330,633 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.23% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1) 3,330,633 shares of Common Stock, are held by ING Bank N.V., a direct wholly-owned subsidiary of ING Groep N.V., and ING Groep N.V. may be deemed the beneficial owner of the 3,330,633 shares of Common Stock.
(2) Based on 63,674,485 shares of Common Stock issued and outstanding as of April 8, 2019, as reported by the issuer in its DEF 14A, as filed with the Securities and Exchange Commission on April 24, 2019.

CUSIP No. 74735M108

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
ING Bank N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,330,633 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,330,633 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,330,633 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.23% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1(a).	Name of Issuer:
At Home Group Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
1600 East Plano Parkway Plano, Texas 75074
Item 2(a).	Name of Person Filing:
ING Groep N.V. ING Bank N.V.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
ING Groep N.V. Bijlmerplein 888 1102 MG Amsterdam-Zuidoost Postbus 1800 1000 BV Amsterdam The Netherlands

ING Bank N.V.
Bijlmerplein 888 1102 MG Amsterdam-Zuidoost Postbus 1800 1000 BV Amsterdam The Netherlands
Item 2(c).	Citizenship:
ING Groep N.V. – The Netherlands ING Bank N.V. – The Netherlands
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
04650Y100
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) ☐ Investment company as defined under Section 8 of the Investment Company Act.
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership:
(a)
ING Groep N.V. may be deemed to be the beneficial owner of 3,330,633 shares of Common Stock, held by ING Bank N.V., a direct wholly-owned subsidiary. ING Bank N.V. may be deemed the beneficial owner of 3,330,633 shares of Common Stock.

(b)
ING Groep N.V. and ING Bank N.V., a direct wholly-owned subsidiary of ING Groep N.V., may be deemed to be the beneficial owner of 5.23% of Common Stock based on 63,674,485 shares of Common Stock issued and outstanding as of April 8, 2019, as reported by the issuer in its DEF 14A, as filed with the Securities and Exchange Commission on April 24, 2019.

(c) Each of ING Groep N.V. and ING Bank N.V. have the shared power to vote and direct the disposition of the 3,330,633 shares of Common Stock, held by ING Bank N.V.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2019

ING GROEP N.V.

By:	/s/ F. Severin
Name:	F. Severin
Title:	Compliance Officer

ING BANK N.V.

By:	/s/ F. Severin
Name:	F. Severin
Title:	Compliance Officer

Exhibit A to Schedule 13G
Joint Filing Agreement
Pursuant to Rule 13d-1(k)

The undersigned persons (the “Reporting Persons”) hereby agree that a joint statement on this Schedule 13G be filed on their behalf by ING Groep N.V.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Dated: May 22, 2019

ING GROEP N.V.

By:	/s/ F. Severin
Name:	F. Severin
Title:	Compliance Officer

ING BANK N.V.

By:	/s/ F. Severin
Name:	F. Severin
Title:	Compliance Officer